SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ) *

Bayou City Exploration, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

07301P 10 5

(CUSIP Number)

Jeffrey M. McPhaul

Munck Wilson Mandala, LLP

12770 Coit Road, Suite 600

Dallas, Texas 75251

(972) 628-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 07301P 10 5
1. Names of Reporting Persons. Robert D. Burr
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 998,061
8. Shared Voting Power 28,500,000
9. Sole Dispositive Power 998,061
10. Shared Dispositive Power 28,500,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 29,498,061
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 29.8%
14. Type of Reporting Person (See Instructions) IN

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CUSIP No. 07301P 10 5
1. Names of Reporting Persons. Doris R. Burr
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 28,500,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 28,500,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 28,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 28.8%
14. Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.005 per share (“Common Stock”), of Bayou City Exploration, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 632 Adams Street, Suite 700, Bowling Green, Kentucky 42101.

Item 2. Identity and Background.

(a)    This statement is filed by and on behalf of Robert D. Burr and Doris R. Burr. The reporting persons are married to each other and each reporting person may be deemed to beneficially own securities owned and/or held by the other reporting person.

(b)   Each reporting person's residence address is 1314 Fairview Avenue, Bowling Green, Kentucky 42103.

(c)    Each reporting person is retired.

(d)   No reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)    No reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws (or finding any violation with respect to such laws) as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the last five years.

(f)    Each reporting person is a citizen of the United States of America.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that the reporting person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 3. Source and Amount of Funds or Other Consideration.

On December 21, 2010, Mr. Burr purchased 998,061 shares of Common Stock from Blue Ridge Group, Inc. for approximately $0.035 per share.

On March 8, 2012, the reporting persons purchased 28,500,000 shares of Common Stock from the Issuer for $0.005 per share pursuant to that certain Stock Purchase Agreement dated March 8, 2012, by and among the Issuer, the reporting persons and each other party thereto.

Item 4. Purpose of Transaction.

The securities covered by this statement were acquired for investment purposes. Mr. Burr has engaged in discussions with the Issuer, management, members of the board of directors and other representatives of the Issuer, other security holders of the Issuer and other persons from time to time with respect to various matters, including the subject class of securities and the business and operations of the Issuer.

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Except as otherwise set forth herein, no reporting person has any specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, each reporting person plans and proposes to review and analyze such person's investment in the Issuer on a continuing basis. As a result, each reporting person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in clause (a) through (j) above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Burr may be deemed to beneficially own 29,498,061, or approximately 29.8%, of the outstanding shares of Common Stock. Mrs. Burr may be deemed to beneficially own 28,500,000, or approximately 28.8%, of the outstanding shares of Common Stock. The beneficial ownership percentages herein are based on 99,003,633 shares of Common Stock outstanding as of March 8, 2012. The securities covered by this statement include 28,500,000 shares owned jointly and directly by the reporting persons and 998,061 shares owned solely and directly by Mr. Burr. Although Mrs. Burr may be deemed to beneficially own all of the securities owned and/or held by Mr. Burr by reason of their marriage, Mrs. Burr disclaims beneficial ownership of the 998,061 shares owned solely and directly by Mr. Burr, except to the extent of the pecuniary interest of Mrs. Burr in such securities.

(b) Mr. Burr has sole power to vote and dispose (or to direct the vote and disposition of) 998,061 shares of Common Stock and shared power (with Mrs. Burr by reason of joint ownership) to vote and dispose (or to direct the vote and disposition of) 28,500,000 shares of Common Stock. Mrs. Burr has shared power (with Mr. Burr by reason of joint ownership) to vote and dispose (or to direct the vote and disposition of) 28,500,000 shares of Common Stock. Mrs. Burr does not have sole power to vote and dispose (or to direct the vote and disposition of) any shares of Common Stock.

(c)   On March 8, 2012, the reporting persons purchased 28,500,000 shares of Common Stock from the Issuer for $0.005 per share pursuant to that certain Stock Purchase Agreement dated March 8, 2012, by and among the Issuer, the reporting persons and each other party thereto. There have been no other transactions effected with respect to the Common Stock by any reporting person during the past sixty (60) days.

(d)   Each reporting person may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the other reporting person.

(e)   Not Applicable

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 21, 2010, Mr. Burr purchased 998,061 shares of Common Stock from Blue Ridge Group, Inc., for approximately $0.035 per share.

On March 8, 2012, the reporting persons purchased 28,500,000 shares of Common Stock from the Issuer for $0.005 per share pursuant to that certain Stock Purchase Agreement dated March 8, 2012, by and among the Issuer, the reporting persons and each other party thereto.

Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Each exhibit described herein is filed or incorporated by reference as an exhibit hereto as follows:

Exhibit
Description
No.
99.1	Joint Filing Agreement (furnished herewith)
99.2

Stock Purchase Agreement dated March 8, 2012, by and among the Issuer, the reporting persons and each other party thereto (incorporated herein by reference from Exhibit 10.1 to the Form 8-K filed March 9, 2012, by the Issuer with the Commission)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert D. Burr

By: /s/ Robert D. Burr

Name: Robert D. Burr

Date: March 19, 2012

Doris R. Burr

By: /s/ Doris R. Burr

Name: Doris R. Burr

Date: March 19, 2012

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EXHIBIT INDEX

Exhibit
Description
No.
99.1	Joint Filing Agreement (furnished herewith)
99.2

Stock Purchase Agreement dated March 8, 201,2 by and among the Issuer, the reporting persons and each other party thereto (incorporated herein by reference from Exhibit 10.1 to the Form 8-K filed March 9, 2012, by the Issuer with the Commission)

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